March 8, 2021
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Coupang, Inc.
Registration Statement on Form S-1
File No. 333-253030
Ladies and Gentlemen:
Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and the several underwriters, hereby joins in the request of Coupang, Inc. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Eastern time on March 10, 2021, or as soon thereafter as practicable.
Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that as of the date hereof, approximately 2,349 copies of the Preliminary Prospectus dated March 1, 2021 are expected to be distributed to prospective underwriters and dealers, institutional investors, retail investors and others.
The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.
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[Signature Page Follows]

Very truly yours,

GOLDMAN SACHS & CO. LLC
as Representative of the Several Underwriters

By:	/s/ William Connolly
Name: William Connolly
Title: Managing Director
[Coupang, Inc. – Signature Page to Underwriter Acceleration Request Letter]